SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES FIRST QUARTER 2006 RESULTS

(Rio de Janeiro – May 12, 2006) – PETRÓLEO BRASILEIRO S.A. – Petrobras releases its consolidated results today, expressed in millions of reais, in accordance with Brazilian GAAP.

PETROBRAS reported consolidated net income of R$6,675 million in the 1Q-2006, a 33% increase over the 1Q-2005.

In 1Q-2006, consolidated net operating income was R$ 35,886 million, 20% higher than the same period in 2005 (R$29,897 million). EBITDA in 1Q-2006 was R$ 14,113 million, 35% higher that the R$ 10,452 million reported in 1Q-2005. The market value of the Company at 3.31.2006 totaled R$ 197,995 million, an increase of 62% when compared to the same period of last year.

  Consolidated net income for 1Q-2006 was R$ 6,675 million, 33% higher than 1Q-2005, due to higher oil and oil product prices in both domestic (14%) and international markets, an increase in domestic oil and NGL (14%) production, and the higher quality and production of oil products (6%), all of which favorably impacted the Company’s trade balance.

  Total production of oil, NGL and natural gas increased by 10% in 1Q-2006 compared with the same period of 2005, reaching an average of 2,279 thousand boe per day, due in part to the start-up of platform P-43 (Barracuda) in December 2004, and P-48 (Caratinga) in February 2005, but whose production at full capacity stabilized only during 2005-2Q.

  Domestic oil and NGL production reached an average of 1,751 barrels per day, with 84% being produced in the Bacia de Campos (1,473 thousand barrels per day).

  The share of domestic oil in the throughput of PETROBRAS’S Brazilian refineries was 81% for the 1Q-2006 (1,438 thousand barrels per day) and 79% for the 1Q-2005 (1,347 thousand barrels per day).
  The consolidated net debt of PETROBRAS at 3.31.2006 was R$ 21,516 million, 13% lower than the balance at 12.31.2005 (R$ 24,825 million), primarily reflecting the appreciation of the real against the U.S. dollar during the quarter (7%) and debt amortization.

  In the 1Q-2006, PETROBRAS capital spending totaled R$ 5,914 million (12% higher than the same period last year). Of this amount, R$ 3,359 million was invested in developing oil and natural gas production in Brazil. These investments include those incurred by the Special Purposes Entities (SPEs), which totaled R$ 494 million.

  The value added by the consolidated PETROBRAS for the 1Q-2006 reached R$ 31,128 million, 12% above that of 1Q-2005, with R$ 17,756 million allocated to the government through federal, state, and municipal taxes, R$ 3,656 million in financial expenses, rentals and charter fees to financial institutions and suppliers, R$ 7,179 million to the shareholders and R$ 2,538 million to salaries, benefits and other charges.

This document is divided into 5 topics:

PETROBRAS SYSTEM	Índice	PETROBRAS	Índice
Financial Performance	00	Accounting Statements	00
Operating Performance	00
Financial Statements	00
Appendices	00

PETROBRAS SYSTEM

Comments of the President, José Sérgio Gabrielli de Azevedo

The achievement of self-sufficiency and the continued growth of Petrobras in all of its various activities, both in Brazil and internationally, marked the first months of 2006.

To become self-sufficient at a time when worldwide oil resources are in tight supply signifies greater protection for the Brazilian consumer and strengthens the Brazilian economy, immunizing it from the international energy crises and creating flexibility to efficiently manage periods of excessive volatility in the world commodity markets.

It is worth noting that during this period of relative scarcity and high oil prices, Brazil has avoided the macroeconomic turmoil experienced during prior oil shocks. In fact the Brazilian currency has continued to appreciate, with economic expansion translating into higher incomes and more jobs, a surplus balance of payments, and Brazil’s sovereign risk premium at its lowest levels on record. A key elements to the improved risk perception is the strength of the trade balance, in which the surplus position in oil and oil products has been a major contributing factor

The key operating, administrative and financial successes of the Company in the first quarter provides solid foundations for ensuring sustained growth throughout the fiscal year 2006, and for continued growth in profitability and shareholder returns.

In the exploration and production segment, the master plan for the Development of Santos Basin Natural Gas and Oil Production was approved. Under this plan, Petrobras and its partners are to invest approximately US$ 18 billion over the next 15 years. The plan calls for increased gas production of approximately 12 million cubic meters/day of gas to supply the southeast of Brazil, with initial deliveries projected for the second half of 2008.

Two important discoveries were made in the Espírito Santo Basin. One of these finds represents a new field of light oil with estimated volumes of 280 million barrels of oil equivalent (boe). The find lies 12 kilometers from the Golfinho field, where production recently started from the 100,000 barrels per day floating platform, FPSO Capixaba. The other find, also adjacent to the same Golfinho field, indicated presence of hydrocarbons with estimated volumes of between 60 and 80 million boe.

In line with our expansion strategy and to ensure the supply of natural gas to the Brazilian market, production began in the Peroá field, Espírito Santo Basin, Gas from the field will be processed at the Cacimbas Gas Treatment Plant (UTGC), and will supply more than one million cubic meters of natural gas daily to the state of Espírito Santo.

In April, Petrobras signed an EPC contract to build the Cabiúnas-Vitória gas pipeline at a cost of US$ 239 million. The new pipeline represents the first section of the Gasene project, which will ultimately link the southeast and northeast gas markets with Petrobras’s domestic and imported gas supply.

Petrobras’s board approved the acquisition of a 50% stake in the Passadena Refining System in Texas, for approximately US$ 370 million. The acquisition is part of the Company’s plan to expand markets and capture additional margins for its growing volumes of oil exports. With a current capacity of 100,000 barrels per day, the refinery will be upgraded to process additional volumes of heavy Brazilian crude oil and modernized to meet the latest environmental standards established by the U.S. Environmental Protection Agency (EPA).

Along these same principles of adding value to the production chain and expanding markets, the Petrobras board approved the building of the new Rio de Janeiro Petrochemical Complex – COMPERJ. The construction of a Basic Petrochemical Unit (UPB) is expected to cost US$ 3.5 billion.

Internationally, the Company concluded the acquisition of downstream commercialization and distribution businesses in Paraguay and Colombia involving fuel operations (both retail and commercial).

In April, the incorporation of the shares of Petroquisa by Petrobras was approved by the respective boards of the two companies, the primary purpose being to align the strategic interests of Petrobras and its subsidiary as well as rationalize and optimize their capital expenditure plans.

In line with the company’s strategy of improving returns from the gas and energy segment, Petrobras concluded the acquisition of Macaé Merchant thermoelectric power plant and related assets.

The Company’s excellence in corporate governance and social responsibility was recognized with a second place ranking in the areas of ethics and sustainability. The ranking was based on a worldwide survey of the world’s 15 largest oil companies, conducted by the Management & Excellence (M&E) agency.

Following these same principals of ethics and responsibility, the Company presented a proposal to the employees to resolve the impasse surrounding their current pension plan (Plano Petros) and to implement a new plan.

In April, the Company obtained a listing on the Buenos Aires Stock Exchange, providing domestic Argentine investors the opportunity to invest directly in Petrobras’ shares. This initiative allows the Company to further diversify its shareholder base over the long-term, and increases the visibility of the Petrobras brand in Argentina.

Consolidated net income for the quarter of R$ 6.675 million was 33% higher than the same period for the previous fiscal year. On the operating side, we have also been able to report excellent results. Average daily oil and natural gas output in Brazil and overseas was 2,279 thousand boe, 10% greater than the first quarter of 2005. Capital expenditures amounted to R$ 5.914 billion, 12% higher than for the same period in 2005.

Our main challenge in 2006 will be to promote greater integration in all the segments of the Petrobras System, both in Brazil and overseas. For this to be successful, the participation of the entire work force will be critical to aligning actions based on a strategy of solid growth that will continue to improve shareholder returns and provide a better quality of life for the communities that surround us.

Finally, I must comment on the recent events in Bolivia. Although our operations in that country are not significant compared with Petrobras’ consolidated values, we will seek to safeguard the return of our investments appealing to all the legal instruments to guarantee the respect of the mechanisms established in the contracts settled between Petrobras, its partners and the regulatory agencies.

PETROBRAS SYSTEM	Operating Performance

Net Income and Consolidated Economic Indicators

PETROBRAS, its subsidiaries and controlled companies reported a net income of R$ 6,675 million in the 1Q-2006, 33% higher than the net income recorded in 1Q-2005.

R$ million
		First Quarter

4Q - 2005		2006	2005	Δ%

50,066	Gross Operating Revenue	46,768	39,798	18
38,638	Net Operating Revenue	35,886	29,897	20
10,940	Operating Profit (1)	12,010	8,779	37
(473)	Financial Result	(444)	(1,042)	(57)
8,142	Net Income for the Period	6,675	5,021	33
1.86	Net Income per Share	1.52	1.14	33
173,584	Market Value (Parent Company)	197,995	122,208	62
43	Gross Margin (%)	45	45	0
28	Operating Margin (%)	33	29	4
21	Net Margin (%)	19	17	2
13,211	EBITDA – R$ million	14,113	10,452	35

	Financial and Economic Indicators
56.90	Brent (US$/bbl)	61.75	47.50	30
2.2512	US Dollar Average Price - Sale (R$)	2.1944	2.6672	(18)
2.3407	US Dollar Last Price - Sale (R$)	2.1724	2.6662	(19)

(1)	Income before financial revenue and expenses, equity income and taxes.
(2)	For purposes of comparison, net income per share was recalculated for the prior periods, due to the stock split approved at the Extraordinary Shareholders Meeting on July 22, 2005.
(3)	Operating income before the financial results and equity income + depreciation/amortization/well impairment.

EBITDA COMPONENTS

R$ million
		First Quarter

4Q -2005		2006	2005

10,759	Operating Income as per Brazilian Corporate Law	11,140	7,938
473	(-) Financial Result	444	1,042
(292)	(-) Equity Income Results	426	(201)

10,940	Operating Profit	12,010	8,779
2,271	Depreciation & Amortization	2,103	1,673

13,211	EBITDA	14,113	10,452

34	EBITDA Margin (%)	39	35

The increase in consolidated operating income for the 1Q-2006 was primarily a result of the increase in prices and volumes sold in the domestic and international markets, the increase in production of oil and NGL’s in Brazil (14%), and the production and higher quality of oil products. These factors, as well as others, are detailed below:

  Gross profit increased R$ 2,855 million:

		R$ million
		Changes 1Q-2006 X 1Q-2005

Main Items		Net	Cost of	Gross
		Revenues	Goods Sold	Profit

. Domestic Market:	- Effect of Volumes Sold	953	(592)	361
	- Effect of Prices	2.765		2.765
. Intl. Market:	- Effect of Export Volumes	1.368	(646)	722
	- Effect of Export Price	369		369
. Increase in expenses(*) :			(860)	(860)
. Increase (Decrease) in Operations of Commercialization Abroad		568	(502)	66
. Increase (Decrease) in International Sales		409	(297)	112
. FX Effect on Controlled Companies' Revenues and Costs Abroad		(779)	502	(277)
. Others		336	(739)	(403)

		5.989	(3.134)	2.855

(*) Expenses Composition:	Value
- Oil, Gas and Oil Product Imports	(101)
- Third-Party Services	(137)
- Domestic Government Take	(523)
- Transportation: Maritime and Pipelines	52
- Salaries, Perquisites and Benefits	(39)
- Materials, Services and Depreciation	(82)
- Others	(30)

(860)

•	Lower provision with contingencies related to legal procedures (R$ 345 million).

•
Loss as a result of participation in investments of R$627 million, primarily due to the appreciation of the real against the U.S. dollar (7.19%), that generated a foreign exchange currency loss on shareholder’s equity of R$ 433 million for companies located outside Brazil).

•	Positive effect from net financial gain of R$ 598 million, influenced by the following:

	•	A reduction in financial expenses from financings (R$ 61 million);

	•	Closing of hedge contracts from PESA invoices/sales, which in 1Q-2005 generated a loss of R$ 148 million;

	•	Net positive exchange variation (R$ 183 million), from monetary assets and liabilities in U.S. dollars, which devalued 7.2% in the 1Q-2006 (0.4% appreciation in 1Q-2005).

Operating Indicators

		First Quarter

4Q-2005		2006	2005	Δ%

Exploration & Production - thousand bpd

1,892	Oil and LNG production	1,909	1,711	12
1,736	Domestic	1,751	1,543	14
156	International	158	168	(6)
365	Natural Gas production (1)	369	364	1
274	Domestic	270	266	2
91	International	99	98	1

2,256	Total production	2,279	2,075	10

(1) Does not include liquified gas and includes reinjected gas

Refining, Transport and Supply - thousand bpd

360	Crude oil imports	344	322	7
65	Oil products imports	115	50	131

425	Import of crude oil and oil products	459	372	23

301	Crude oil exports	262	161	63
250	Oil products exports	255	237	8

551	Export of crude oil and oil products	517	398	30

126	Net exports (imports) crude oil and oil products	58	26	123

154	Import of gas and others	148	127	16
13	Others Exports	5	11	(57)
1,868	Output of oil products	1,916	1,816	6
1,761	• Brazil	1,812	1,708	6
107	• International	104	108	(4)
2,114	Primary Processed Installed Capacity	2,114	2,114	-
1,985	• Brazil (2)	1,985	1,985	-
129	• International	129	129	-
	Use of Installed Capacity (%)
91	• Brazil	91	87	4
83	• International	80	83	(3)
79	Domestic crude as % of total feedstock processed	81	79	2
(2) As per ownership recognized by the ANP

Sales Volume - thousand bpd

1,647	Total Oil Products	1,649	1,589	4
33	Alcohol, Nitrogens and others	30	29	3
239	Natural Gas	232	214	8

1,919	Total domestic market	1,911	1,832	4
560	Exports	515	406	27
375	International Sales	437	419	4

935	Total international market	952	825	15

2,854	Total	2,863	2,657	8

Price and Cost Indicators

		First Quarter

4Q-2005		2006	2005	%

Average Oil Products Realization Prices
161.11	Domestic Market (R$/bbl)	153.16	133.88	14

Average Sales price - US$ per bbl
	Oil (US$/bbl)
46.05	Brazil (3)	53.69	37.45	43
35.04	International	38.47	31.30	23
	Natural Gas (US$/bbl)
14.61	Brazil (4)	15.53	11.66	33
11.71	International	11.50	8.01	44

(3)	Average of the exports and the internal transfer prices from E&P to Supply
(4)	Internal transfer prices from E&P to Gas & Energy

Cost - US$/barril
	Lifting Cost:
	• Brazil (5)
6.07	• • without government participation	6.32	5.99	6
15.96	• • with government participation	17.28	13.57	27
3.54	• International	2.96	2.51	18
	Refining cost
2.03	• Brazil (5)	1.90	1.74	9
1.35	• International	1.57	1.13	39
490	Corporate Overhead (US$ million) Holding Company (5)	427	313	36

(5)
The company, in order to promote a better indexes adherence to its operating and management models, has reviewed their concepts, recalculating the values of previous periods, as already mentioned on 4Q05 Report.

Cost - R$/barril
	Lifting Cost:
	• Brazil (5)
13.73	• • without government participation	13.69	15.90	(14)
36.24	• • with government participation	36.74	35.89	2
	Refining cost
4.56	• Brazil (5)	4.19	4.68	(10)

(5)
The company, in order to promote a better indexes adherence to its operating and management models, has reviewed their concepts, recalculating the values of previous periods, as already mentioned on 4Q05 Report.

Exploration and Production – Thousand Barrels/Day

Domestic production per day of oil and NGL’s increased 14% in 1Q-2006 compared to 1Q-2005, mainly due to production start-up at the P-43 platform (Barracuda) in the second half of December 2004, and P-48 (Caratinga) on February 28, 2005. Stable production at full capacity from these platforms was only achieved during the second quarter of 2005.

Domestic production of oil and NGL’s in 1Q-2006 was kept relatively steady with an increase of 1% over the production levels for 4Q-2005.

International oil production declined 6% in 1Q-2006 compared with 1Q-2005 due to the natural decline in production in Angola and the temporary interruption in production from the main fields in the United States after hurricanes Rita and Katrina.

International oil production in 1Q-2006 was relatively stable, with a 1% increase when compared to 4Q-2005. Gas production increased 9% due to increased demand in Brazil and Argentina for Bolivian gas, following a strike in Argentina that reduced production in 4Q-2005.

Refining, Transportation, and Supply – Thousand Barrels/Day

Feedstock processed by domestic refineries increased 4% in comparison to 1Q-2005, due to improved reliability at the RLAM and RECAP refineries following maintenance work, and lower throughput of oil at REDUC in 1Q-2005.

Feedstock processed by overseas refineries in the 1Q-2006 declined 4% in relation to 1Q-2005, mainly due to the maintenance stoppage in refineries in Argentina and Bolivia in January and February 2006.

In the 1Q-2006, feedstock processed by overseas refineries declined 7% when compared to 4Q-2005, primarily because of programmed stoppages for maintenance in Argentine and Bolivian refineries during the first two months of the quarter.

Costs

Lifting Cost (US$/barrel)

1Q-2006 lifting costs in Brazil, excluding government take increased 6% compared to 1Q-2005. After discounting the effects of a 19% appreciation of the real against the U.S. dollar, which caused the local currency component of lifting costs to increase when expressed in US$’s, the lifting costs declined 11% in comparison with 1Q-2005. The decline was mainly due to increased production of oil and gas, primarily at the Barracuda and Caratinga fields.

Excluding government take, lifting costs in Brazil in 1Q-2006 increased 4% in relation to 4Q-2005. After discounting the effects of a 3% appreciation of the Brazilian real against the U.S. dollar, lifting costs increased 1% in comparison with 4Q-2005.

Lifting costs including government take, increased 27% over 1Q-2005 due to the increase in the average reference price used to calculate government take for domestic oil, as a result of the increase in international oil prices.

Including government take, lifting costs in 1Q-2006 increased 8%, as compared to 4Q-2005, due to the higher reference price levels for domestic oil, as a result of higher international prices.

The international lifting cost increased 18% compared with 1Q-2005 due to greater third party expenses and materials for the Argentina operations, and materials consumption for maintenance in Colombia.

In 1Q-2006, international lifting cost declined 16% in relation to 4Q-2005 due to lower equipment maintenance costs for the Colombia operations and personnel in the Argentina operations.

Refining Cost (US$/Barrel)

Domestic unit refining costs for 1Q-2006 increased 9% when compared to 1Q-2005. Discounting the effects of a 19% appreciation of the Brazilian real, which caused the local currency component of refining costs to increase when expressed in US$’s, refining costs declined 9%, primarily due to a greater number of scheduled stoppages in the prior period.

In comparison with 4Q-2005, domestic unit refining costs for 1Q-2006 declined 6% due to a greater number of scheduled maintenance shutdowns in the prior quarter. Discounting the effects of a 3% average appreciation rate for the Brazilian real, the unit refining cost declined 8%.

For 1Q-2006, international average refining costs increased 39% in relation to 1Q-2005 due to greater material costs, equipment maintenance, and personnel in refineries in Bolivia and Argentina.

Compared to 4Q-2005, international average refining costs increased 16% due to greater third party expenses and materials in Argentina operations.

Corporate Overhead–Parent Company (US$ million)

Compared to 1Q-2005, corporate overhead for 1Q-2006 increased 36% due to higher expenses linked to contractual agreements, consulting, publicity and advertising. Increased personnel expenses in relation to salary readjustments and the increased workforce. Discounting the effects of the 19% appreciation of the Brazilian real, with all of the expenses for these activities in reais, corporate overhead increased 15% compared to 1Q-2005.

Compared to 4Q-2005, corporate overhead for 1Q-2006 declined 13% primarily due to fewer contracted sponsorships, safety health & environment and data-processing expenses. Discounting the effects of a 3% appreciation of the Brazilian real, over the totality of expenses in reais, there was a 16% reduction.

Sales Volume – Thousand Barrels/day

Total domestic sales volume increased 4% in 1Q-2006 in relation to 1Q-2005. Of particular note was:

i) Increased sales of gasoline (4%), due to a 5% reduction in the mix of pure alcohol with gasoline, as well as the reduced use of alcohol in non-traditional practices and in flex-fuel vehicles, in light of elevated prices for this product;

ii) Increased sales of diesel oil (4%) resulting from a lower base of industrial and agricultural activity in 1Q-2005, as well as the recovery of public investment in road works; and

iii) Higher sales natural gas (9%), resulting from greater industrial consumption and an increase in the number of vehicle converted to consume natural gas.

In the international market, sales revenue increased 28% as a result of increased exports of domestic oil production that could not be refined in Brazil.

Consolidated Statement of Results by Business Area

Result by Business Area R$ million (1) (3)
		First Quarter

4Q-2005		2006	2005	Δ%

5,365	EXPLORATION & PRODUCTION	6,774	4,396	54
1,326	SUPPLY	2,000	1,604	25
(80)	GAS & ENERGY	(78)	(71)	10
207	DISTRIBUTION	163	194	(16)
405	INTERNATIONAL (2)	236	534	(56)
(175)	CORPORATE	(1,862)	(1,398)	33
1,094	ELIMINATIONS AND ADJUSTMENTS	(558)	(238)	134

8,142	CONSOLIDATED NET INCOME	6,675	5,021	33

(1) Financial statements by business area and their respective comments are presented starting on page 23.

(2) In the international business unit, the ability to make comparisons between the periods is influenced by changes in the exchange rate, since all international operations are executed in dollars or in other currencies of those countries where each firm is headquartered. As such there may be significant variations when converting financial results into reais, mainly arising from and reflecting changes in the exchange rate.

(3) In order to align the financial statement of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras management, the Company will now allocate all financial results and items of a financial nature to the corporate level. As a result of this change in methodology, the income tax, employee profit sharing and minority interest line items have been adjusted accordingly.

To facilitate comparisons, we have presented segmented financial statements for prior periods in accordance with the new criteria.

Results by Business Area

PETROBRAS is a company that operates in an integrated manner, with the greatest part of oil and gas production in the Exploration & Production area being transferred to other areas of the Company.

The main criteria used to report results by business area are highlighted below:

a)
Net operating revenues: the revenues related to sales made to external clients were considered, plus the billing and transfers between business areas, using the internal transfer prices defined between the areas as a reference, with methodology based on market parameters.

b)
Included in the computation of operating income are: net operating revenues, the costs of goods and services sold, which are reported by each business areas considering the internal transfer price and the other operating costs of each area, as well as operating expenses in which the expenses effectively incurred in each area are considered.

c)	Financial results are allocated to the corporate group.

d)	Assets: includes the assets identified in each area.

E&P – In 1Q-2006, operating profits for the Exploration and Production unit were R$ 6,774 million, 53% higher than the operating income reported in the same period of last year (R$ 4,396 million), due to the R$ 3,128 million increase in gross profits from oil sales and transfers, reflecting the 14% increase in daily production of oil and NGL, and the 2% rise in natural gas production, as well as the increase in international oil price and the higher value of heavy oil in comparison to lighter oil. Operating income increased despite the 18% appreciation in the average exchange rate of the real against the U.S. dollar.

The spread between the average price of sold/transferred domestic oil and the average Brent price declined from US$10.02/bbl in the 1Q-2005 to US$8.07/bbl in the 1Q-2006.

In comparison with the previous quarter, operating income was 26% higher, due to the R$1,728 million increase in gross profit, reflecting the increase in international oil prices, the 1% increase in oil and NGL production, and a higher value of heavy oil compared to lighter oil. Operating income increased despite the 3% appreciation in the average exchange rate of the real against the U.S. dollar.

The spread between the average price of oil sold/transferred and the average Brent price declined from US$10.84/bbl in the 4Q-2005 to US$8.07/bbl in 1Q-2006.

Also contributing to the increase in operating profit was the R$1,010 million reduction in expenses for prospecting and drilling due to the impairment of dry wells and/or sub-commercial, aside from the updated of provisions for abandonment of the area, recognized in 4Q-2005.

SUPPLY– In 1Q-2006, net income for the Supply segment was R$ 2,000 million, a 25% increase in net income compared to the same period last year (R$ 1,604 million), reflecting the increase of R$ 345 million in gross profit, as highlighted by the following factors:

  An increase in average value of oil by- products sold in the domestic and international markets;

  An increase of 2% in domestic oil processed by refineries;

  An increase of 6% in the production of oil products, due to an improvement in the refineries’ configuration following upgrades ;

  A reduction in refining costs in reais

Another factor that contributed for the increase of the net income was the Lower provision with contingencies related to legal procedures (R$ 278 million).

These effects were partially offset by an increase in the purchase and transfer price for oil and oil products, pressured by the increase in international prices and by the higher value of heavy oil compared with lighter oil. These gains occurred despite the 18% appreciation in the average exchange rate of the real against the U.S. dollar.

In 1Q-2006, net income accounted for by the Supply segment was R$ 2,000 million, 51% higher than net income reported in the previous quarter (R$ 1,326 million), due to the R$ 753 million increase in gross profit, impacted by the following factors:

  Increased inventories from lower costs in the prior period;

  Increase in the average price of oil products sold in the international market.

These effects were partially offset by the following factors:

  A reduction of 3% in the sales volume of oil products in the domestic market;

  An increase of 19% in oil and oil product imports;

  An increase in the international price for oil;

  Higher value of heavy oil versus lighter.

GAS AND ENERGY – In 1Q-2006, the Gas and Energy segment reported a loss of R$ 78 million, similar to the results of the same period of last year (R$ 71 million). The loss occurred despite the improvement of operating income, from R$ 35 million in 1Q-2005 to R$ 50 million in 1Q-2006, as a result of an 8% increase in volume of natural gas sold, only partially offset by an increase in the acquisition cost of imported gas. Greater minority shareholder interest was responsible for reducing the positive effect of higher operating income.

In 1Q-2006, the Gas and Energy segment reported a loss of R$ 78 million, compared with a loss of R$ 80 million in the prior quarter, due to the R$ 339 million increase in operating income, following the extraordinary expenses registered in 4Q-2005, because of write-offs associated with contingent obligations under thermoelectric contacts and with the ballast re-composition of the thermoelectric plant in the Northeast.

The higher operating income was partially offset by an increase of R$ 233 million in minority shareholder expenses.

DISTRIBUTION – In 1Q-2006, the distribution area reported a net profit of R$163 million, 16% less than the net profit for the same period of the prior year (R$ 194 million), as a result of a R$ 45 million increase in selling, general and administrative expenses, due to an increase in expenses related to commercialization and product distribution.

These effects were partially offset by a R$13 million improvement in gross profit, primarily resulting from an increase in the average price of oil products, despite a decline in market share.

Participation in the distribution market for fuels in 1Q-2006 was 32.7% (528 thousand bpd), whereas in the same period last year it was 34.1% (529 thousand bpd).

In relation to the prior quarter, net income in 1Q-2006 was 21% lower, due to a R$ 47 million reduction in gross revenue, reflecting the 8% decrease in oil product sales volumes as a consequence of the lower market share.

Participation in the fuels market was 32.7% in 1Q-2006 (528 thousand bpd) and was 33.8% in 4Q-2005 (561 thousand bpd).

  INTERNATIONAL -- In 1Q-2006, the International business area reported a net income of R$ 236 million, 56% lower than the net income of R$ 534 million reported in the same period of the prior year.

This decrease in net income was primarily due to the following:

  A decrease of R$ 119 million in gross profit for as a result of the following reasons: i) a 19% appreciation of the real against the U.S. dollar used in the currency conversion process for the financial statements; ii) an increase in production costs in Bolivia due to an increase in the tax rate for hydrocarbons from 18% to 50% as of May 2005; and iii) production interruptions in the main U.S. fields caused by drainage and run-off following hurricanes Rita and Katrina. These reductions were partially offset by an increase in the international price of oil and by the increase in the volumes of Bolivian gas sold to Brazil and Argentina;

  An increase of R$ 146 million in costs related to exploration and drilling as a result of a rise in exploration costs in the US and Bolivia, considering the decrease in dry wells and the ending of the concession period, respectively.

In relation to the prior quarter, net income declined by R$ 169 million (42%), due partially to the effect of a 7% appreciation of the real against the U.S. dollar for the currency conversion of the financial statements in 1Q-2006, versus a depreciation of 5% in 4Q-2005.

CORPORATE – The corporate activities of the PETROBRAS System loss R$ 1,862 million in 1Q- 2006, 33% higher than the loss reported in the same period of the last year (R$ 1,398 million), because of the increase of R$ 526 million in minority interest expense caused by improved financial results reported from companies where Petrobras or its subsidiaries do not have a 100% stake.

In relation to the previous quarter, the loss reported by the corporate group was R$ 175 million, versus a reported loss in 1Q-2006 of R$ 1,862 million. The main reasons for the loss increase are as follows:
  A loss of R$ 457 million in the currency conversion for equity investments abroad in the 1Q-2006, due to the 7% appreciation of real against the U.S. Dollar. In the 4Q-2005 there was a gain of R$ 285 million, due to the devaluation of 5% at the final real against the U.S. Dollar.

  Reduction in income before income tax of R$ 743 million, due to the fiscal benefit obtained in the 4Q-2005 as a consequence of the provisioning of Interest on Shareholding Equity in the amount of R$ 3.290 million.

Consolidated Debt

	R$ Million

	03.31.2006	12.31.2005	Δ%
Short-term Debt (1)	11,399	11,116	3
Long-term Debt (1)	33,100	37,126	(11)

Total	44,499	48,242	(8)
Net Debt (2)	21,516	24,825	(13)
Net Debt/(Net Debt + Shareholder's Equity) (1)	20%	24%	(4)
Total Net Liabilities (1) (3)	166,022	163,404	2
Capital Structure
(Third Parties Net / Total Liabilities Net)	48%	52%	(4)

(1)	Includes debt contracted through leasing contracts of R$ 2.974 million on March 30, 2005, and R$ 3.300 million on December 31, 2005.
(2)	Total debt - cash and cash equivalents
(3)	Total liabilities net of cash/cash equivalents.

Net debt of the consolidated PETROBRAS group on 03.31.2005, was R$ 21,516 million, a 13% reduction from December 31, 2005, mainly due to the appreciation of the real compared to the U.S. Dollar (most of Petrobras’ debt is denominated in U.S. Dollars) and debt amortization. We also note the improvement in the indebtedness level, measured by Net Debt/EBITDA, which fell from 0.52 as of 12.31.2005 to 0.38 as of 03.31.2006. The portion of the capital structure represented by third parties was 48% as of 03.31.2006, representing a reduction of 4 percentage points from December 31, 2005.

Consolidated Investments

R$ Million
	First Quarter
	2006	%	2005	%	Δ%
• Own Investments	5,386	91	4,740	89	14

Exploration & Production	3,359	57	2,834	54	19
Supply	799	13	681	13	17
Gas and Energy	149	3	433	8	(66)
Internacional	703	12	545	10	29
Distribution	138	2	112	2	23
Corporate	238	4	135	2	76

• Special Purpose Companies (SPCs)	494	8	457	9	8

• Ventures under Negotiation	33	1	45	1	(27)

• Structured Projects	1	-	39	1	(97)

Exploration & Production	1	-	39	1	(97)
Espadarte/Marimbá/Voador	1	-	39	1	(97)

Total Investments	5,914	100	5,281	100	12

		*

R$ Million
	First Quarter
	2006	%	2005	%	Δ%
International
Exploration & Production	578	82	458	84	26
Supply	57	8	42	8	36
Gas and Energy	15	2	18	3	(17)
Distribution	6	1	10	2	(40)
Others	47	7	17	3	176

Total Investments	703	100	545	100	29

R$ Million
	First Quarter
	2006	%	2005	%	Δ%
Special Purpose Companies (SPCs)
Marlim Leste	219	44	-	-	-
PDET Off Shore	13	3	252	55	(95)
Barracuda e Caratinga	8	2	80	18	(90)
Malhas - Nordeste	82	17	83	18	(1)
Malhas - Sudeste	47	9	37	8	27
Cabiúnas	-	-	5	1	-
Gasene	68	14	-	-	-
EVM	30	6	-	-	-
Amazônia	27	5	-	-	-

Total Investments	494	100	457	100	8

In line with its strategic objectives, PETROBRAS acts in joint ventures with other companies as a concessionaire of oil and natural gas exploration, development and production rights. The Company currently has partnerships in 157 blocks through 88 joint ventures. Total investment projected for these partnerships is US$ 9,634 million.

In fulfillment of the goals outlined in its strategic plan, PETROBRAS continues to prioritize investments in developing its oil and natural gas production capabilities through its own investments and the structuring of undertakings with partners. In 1Q-2006, total investments were R$ 5,914 million, which is a 12% increase over the amount invested in the same period of 2005.

PETROBRAS SYSTEM	Financial Statements

Income Statement – Consolidated

R$ million
		First Quarter

4Q-2005 (1)		2006	2005

50,066	Gross Operating Revenues	46,768	39,798
(11,428)	Sales Deductions	(10,882)	(9,901)

38,638	Net Operating Revenues	35,886	29,897
(22,030)	Cost of Goods Sold	(19,644)	(16,510)

16,608	Gross Profit	16,242	13,387
	Operating Expenses
(1,709)	Sales	(1,342)	(1,270)
(1,660)	Administrative	(1,186)	(1,240)
(1,254)	Cost of Prospecting, Drilling & Lifting	(310)	(243)
(126)	Losses on recovery of assets	-	-
(270)	Research & Development	(242)	(194)
(275)	Taxes	(240)	(219)
(456)	Pension and Health Plan	(484)	(483)
(573)	Others	(428)	(959)

(6,323)		(4,232)	(4,608)

	Net Financial Expense
1,149	Income	370	223
(1,322)	Expense	(1,084)	(1,352)
1,006	Monetary & Foreign Exchange Correction - Assets	(228)	220
(1,306)	Monetary & Foreign Exchange Correction - Liabilities	498	(133)

(473)		(444)	(1,042)

(6,796)		(4,676)	(5,650)
292	Gains from Investment in Subsidiaries	(426)	201

10,104	Operating Profit	11,140	7,938
68	Non-operating Income (Expense)	(93)	(126)
(2,442)	Income Tax & Social Contribution	(3,868)	(2,808)
763	Minority Interest	(504)	17
(351)	Employee Profit Sharing Plan	-	-

8,142	Net Income	6,675	5,021

(1)	As of January 01, 2005, the Special Purpose Entities, whose activities are directly or indirectly controlled by PETROBRAS, were included in the Consolidated Financial Statements, as per CVM Instruction Nr. 408/2004.

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Balance Sheet – Consolidated

Assets	R$ Million
	03.31.2006	12.31.2005

Current Assets	61,939	60,235

Cash and Cash Equivalents	22,983	23,417

Accounts Receivable	13,909	13,029

Inventories	15,313	13,607

Taxes Recoverable	5,273	4,956

Others	4,461	5,226

Non-current Assets	14,075	14,102

Petroleum & Alcohol Account	774	770

Advances to Suppliers	613	684

Marketable Securities	599	618

Deferred Taxes and Social Contribution	4,010	4,095

Advance for Pension Plan Migration	1,241	1,205

Prepaid Expenses	1,207	1,363

Accounts Receivable	1,988	1,588

Deposits - Legal Matters	1,781	1,818

Taxes Recoverable	355	242

Others	1,507	1,719

Fixed Assets	110,017	109,184

Investments	2,235	2,281

Property, Plant & Equipment	106,110	105,429

Deferred	1,672	1,474

Total Assets	186,031	183,521

Liabilities	R$ Million
	03.31.2006	12.31.2005

Current Liabilities	41,477	42,360

Short-term Debt	10,845	10,503
Suppliers	10,451	9,207
Taxes and Social Contribution Payable	10,336	8,931
Project Finance and Joint Ventures	23	28
Pension Fund Obligations	415	483
Dividends	2,816	7,166
Salaries, Benefits and Charges	1,124	1,196
Others	5,467	4,846
Long-term Liabilities	52,059	55,714

Long-term Debt	30,680	34,439
Pension Fund Obligations	2,266	1,938
Health Care Benefits	7,374	7,031
Deferred Taxes and Social Contribution	8,178	8,462
Other	3,561	3,844
Provision for Future Earnings	457	483
Minority Interest	5,851	6,179
Shareholders’ Equity	86,187	78,785

Capital Stock	33,235	33,235
Reserves	46,277	45,550
Net Income	6,675	-

Total Liabilities	186,031	183,521

As of January 01, 2005, the Special Purpose Entities, whose activities are directly or indirectly controlled by PETROBRAS, were included in the Consolidated Financial Statements, as per CVM Instruction Nr. 408/2004.

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Statement of Cash Flow – Consolidated

R$ million
		First Quarter

4Q-2005 (1)		2006	2005 (1)

8,142	Net Income (Loss)	6,675	5,021
272	(+) Adjustments	3,469	(808)

2,271	Depreciation & Amortization	2,103	1,673
1,722	Charges on Financing and Connected Companies	(1,078)	260
(732)	Minority interest	504	(17)
(292)	Result of Participation in Material Investments	426	(201)
(1,778)	Foreign Exchange on Fixed Assets	2,575	(304)
(264)	Deferred Income Tax and Social Contribution	775	536
1,208	Inventory Variation	(1,707)	239
(947)	Supplier Variation	1,290	(2,009)
617	Pension and health Plan Variation	604	656
(1,433)	Other adjustments	(2,023)	(1,641)
8,513	(=) Net Cash Generated by Operating Activities	10,144	4,213
7,025	(-) Cash used for Cap.Expend.	6,020	4,776

4,713	Investment in E&P	4,419	3,296
1,061	Investment in Refining & Transport	755	829
531	Investment in Gas and Energy	297	317
144	Project Finance	144	122
(59)	Dividends	(21)	(9)
635	Other investments	426	221

1,488	(=) Free cash flow	4,124	(563)
(718)	(-) Cash used in Financing Activities	4,558	1,796
(768)	Financing	499	(1,285)
50	Dividends	4,059	3,081
2,207	(=) Net cash generated in the period	(434)	(2,359)

21,210	Cash at the Beginning of Period	23,417	19,987
23,417	Cash at the End of Period	22,983	17,628

(1)
As of January 01, 2005, the Special Purpose Entities, whose activities are directly or indirectly controlled by PETROBRAS, were included in the Consolidated Financial Statements, as per CVM Instruction Nr. 408/2004.

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Statement of Value Added – Consolidated

	R$ million
	First Quarter
	2006 (1)	2005 (2)
Description
Sales of Products and Services and Non-Operating Revenues	46,915	39,793
Raw Materials Used	(4,988)	(2,654)
Products for Resale	(5,395)	(3,950)
Materials, Energy, Services & Others	(3,167)	(5,284)

Added Value Generated	33,365	27,905

Depreciation & Amortization	(2,103)	(1,673)
Participation in Related Companies, Goodwill & Negative Goodwill	(426)	201
Financial Result	143	443
Rent and Royalties	149	105

Total Distributable Added Value	31,128	26,981

Distribution of Added Value
Personnel
Salaries, Benefits and Charges	2,538	2,520

	2,538	2,520

Government Entities
Taxes, Fees and Contributions	13,758	12,074
Government Take	3,998	3,040

	17,756	15,114

Financial Institutions and Suppliers
Financial Expenses, Interest, Rent & Freight	3,655	4,343

Minority Interest	504	(17)

Shareholders
Retained Earnings	6,675	5,021

	6,675	5,021

	7,179	5,004

(1)
As of January 01, 2005, the Special Purpose Entities, whose activities are directly or indirectly controlled by PETROBRAS, were included in the Consolidated Financial Statements, as per CVM Instruction Nr. 408/2004.

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Consolidated Result by Business Area - March 31, 2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
INCOME STATEMENTS

Net Operating Revenues	18,902	29,144	2,165	9,510	2,779	-	(26,614)	35,886

Intersegments	17,405	7,672	693	144	700	-	(26,614)	-
Third Parties	1,497	21,472	1,472	9,366	2,079	-	-	35,886
Cost of Goods Sold	(7,953)	(25,318)	(1,709)	(8,596)	(1,761)	-	25,693	(19,644)

Gross Profit	10,949	3,826	456	914	1,018	-	(921)	16,242
Operating Expenses	(426)	(813)	(406)	(669)	(521)	(1,472)	75	(4,232)
Sales, General & Administrative	(219)	(692)	(208)	(582)	(268)	(604)	45	(2,528)
Taxes	(17)	(34)	(15)	(42)	(29)	(103)	-	(240)
Exploratory Costs	(106)	-	-	-	(204)	-	-	(310)
Research & Development	(91)	(46)	(15)	(2)	(2)	(86)	-	(242)
Health and Pension Plans	-	-	-	-	-	(484)	-	(484)
Others	7	(41)	(168)	(43)	(18)	(195)	30	(428)

Operating Profit (Loss)	10,523	3,013	50	245	497	(1,472)	(846)	12,010
Interest Income (Expenses)	-	-	-	-	-	(444)	-	(444)
Equity Income	-	37	(22)	-	16	(457)	-	(426)
Non-operating Income (Expenses)	(87)	(4)	(1)	2	(3)	-	-	(93)

Income (Loss) Before Taxes and Minority
Interests	10,436	3,046	27	247	510	(2,373)	(846)	11,047
Income Tax & Social Contribution	(3,549)	(1,023)	(17)	(84)	(163)	680	288	(3,868)
Minority Interests	(113)	(23)	(88)	-	(111)	(169)	-	(504)

Net Income (Loss)	6,774	2,000	(78)	163	236	(1,862)	(558)	6,675

Consolidated Result by Business Area - March 31, 2005

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
INCOME STATEMENTS

Net Operating Revenues	14,457	23,134	1,816	8,693	3,001	-	(21,204)	29,897

Intersegments	13,320	6,650	528	140	566	-	(21,204)	-
Third Parties	1,137	16,484	1,288	8,553	2,435	-	-	29,897
Cost of Goods Sold	(6,636)	(19,653)	(1,408)	(7,792)	(1,864)	-	20,843	(16,510)

Gross Profit	7,821	3,481	408	901	1,137	-	(361)	13,387
Operating Expenses	(596)	(1,130)	(373)	(607)	(403)	(1,499)	-	(4,608)
Sales, General & Administrative	(279)	(729)	(158)	(537)	(279)	(528)	-	(2,510)
Taxes	(5)	(23)	(15)	(38)	(32)	(106)	-	(219)
Exploratory Costs	(185)	-	-	-	(58)	-	-	(243)
Research & Development	(64)	(25)	(8)	(1)	(1)	(95)	-	(194)
Health and Pension Plan	-	-	-	-	-	(482)	-	(482)
Others	(63)	(353)	(192)	(31)	(33)	(288)	-	(960)

Operating Profit (Loss)	7,225	2,351	35	294	734	(1,499)	(361)	8,779
Interest Income (Expenses) (1)	-	-	-	-	-	(1,042)	-	(1,042)
Equity Income	-	70	(19)	-	23	127	-	201
Non-operating Income (Expense)	(131)	(4)	(9)	-	18	-	-	(126)

Income (Loss) Before Taxes and
Minority Interests
	7,094	2,417	7	294	775	(2,414)	(361)	7,812

Income Tax & Social Contribution	(2,413)	(798)	(8)	(100)	(271)	659	123	(2,808)
Minority Interests	(285)	(15)	(70)	-	30	357	-	17

Net Income (Loss)	4,396	1,604	(71)	194	534	(1,398)	(238)	5,021

(1)	In order to align the financial statement of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras management, the Company switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

Statement of Other Operating Revenues (Expenses) - 03.31.2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Institutional relations and cultural projects	-	(9)	-	(14)	-	(182)	-	(205)
Operating expenses with thermoelectric plants	-	-	(196)	-	-	-	-	(196)
Unscheduled stoppages at installations and production
equipment	(5)	(29)	-	-	-	-	-	(34)
Losses and Contingencies related to Legal Procedures	(8)	(11)	-	(2)	(1)	(9)	-	(31)

Contractual losses from ship-or-pay transport services	-	-	-	-	(30)	-	-	(30)
Result from hedge operations	-	(12)	39	-	-	-	-	27
Rent revenues	-	-	-	15	-	-	-	15

Others	20	20	(11)	(42)	13	(4)	30	26

	7	(41)	(168)	(43)	(18)	(195)	30	(428)

Statement of Other Operating Revenues (Expenses) - 03.31.2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Institutional relations and cultural projects	-	(2)	-	(12)	-	(162)	-	(176)
Operating expenses with thermoelectric plants	-	-	(167)	-	-	-	-	(167)
Unscheduled stoppages at installations and production
equipment	(40)	(32)	-	-	-	-	-	(72)

Losses and Contingencies related to Legal Procedures	(2)	(289)	(11)	(11)	-	(62)	-	(375)

Contractual losses from ship-or-pay transport services	-	-	-	-	(38)	-	-	(38)
Result from hedge operations	-	8	76	-	-	-	-	84
Rent revenues	-	-	-	14	-	-	-	14

Others	(21)	(38)	(90)	(22)	5	(64)	-	(230)

	(63)	(353)	(192)	(31)	(33)	(288)	-	(960)

Consolidated Assets by Business Area - 03.31.2005

	R$ MILLION (1)

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	68,618	41,724	19,743	8,752	18,720	36,540	(8,066)	186,031

CURRENT ASSETS	6,875	21,305	3,171	4,809	4,775	28,357	(7,353)	61,939

CASH AND CASH EQUIVALENTS	-	-	-	-	-	22,983	-	22,983
OTHERS	6,875	21,305	3,171	4,809	4,775	5,374	(7,353)	38,956
NON-CURRENT ASSETS	3,988	1,163	2,107	1,037	923	5,570	(713)	14,075

PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	774	-	774
MARKETABLE SECURITIES	287	5	-	2	-	305	-	599
OTHERS	3,701	1,158	2,107	1,035	923	4,491	(713)	12,702
FIXED ASSETS	57,755	19,256	14,465	2,906	13,022	2,613	-	110,017

Consolidated Assets by Business Area - 12.31.2005

	R$ MILLION (1)

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	66,639	38,741	19,444	8,444	19,527	37,634	(6,908)	183,521

CURRENT ASSETS	5,857	19,069	2,717	4,494	4,791	29,762	(6,455)	60,235

CASH AND CASH EQUIVALENTS	-	-	-	-	-	23,417	-	23,417
OTHERS	5,857	19,069	2,717	4,494	4,791	6,345	(6,455)	36,818
NON-CURRENT ASSETS	3,335	1,186	2,158	1,097	777	5,659	(110)	14,102

PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	770	-	770
MARKETABLE SECURITIES	309	5	-	2	1	301	-	618
OTHERS	3,026	1,181	2,158	1,095	776	4,588	(110)	12,714
FIXED ASSETS	57,447	18,486	14,569	2,853	13,959	2,213	(343)	109,184

(1)
In order to align the financial statement of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras management, the Company switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

Consolidated Results – International Business Area - 03.31.2005

	R$ Million INTERNATIONAL

	E&P	SUPPLY	G&E	DISTRIBUTION	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL AREA
ASSETS	13,777	2,896	3,911	458	5,445	(7,767)	18,720

Income Statement
Net Operating Revenues	1,345	1,309	622	582	1	(1,080)	2,779

Intersegments	869	798	109	4	-	(1,080)	700
Third Parties	476	511	513	578	1	-	2,079
Operating Profit (Loss)	414	45	140	(37)	(124)	59	497
Net Income (Loss)	198	22	79	(15)	(86)	38	236

Consolidated Results – International Business Area

	R$ Million INTERNATIONAL

	E&P	SUPPLY	G&E	DISTRIBUTION	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL AREA
ASSETS (12.31.2005)	14,311	3,143	4,081	455	5,594	(8,057)	19,527

Income Statement (03.31.2005)
Net Operating Revenues	1,454	1,637	609	656	2	(1,357)	3,001

Intersegments	863	945	111	4	-	(1,357)	566
Third Parties	591	692	498	652	2	-	2,435
Operating Profit (Loss)	701	220	121	(159)	(109)	(40)	734
Net Income (Loss)	416	94	77	(67)	39	(25)	534

PETROBRAS SYSTEM	Appendices

1. Changes in the Oil and Alcohol Accounts

R$ million
		First Quarter
4Q-2005		2006	2005
765	Initial Balance	770	749
5	Intercompany Lending Charges	4	3

770	Final Balance	774	752

SETTLING OF ACCOUNTS WITH THE FEDERAL GOVERNMENT

In accordance with Law Number 10,742 of October 6, 2003, account reconciliation with the government should have occurred by June 30, 2004. PETROBRAS, after having furnished all the information required by the National Treasury Secretary – STN, is in discussion with the Ministry of Mines and Energy – MME, seeking to resolve the disparities that still exist between the parties in an effort to conclude the offset of accounts with the government, in accordance with Provisionary Measure Number 2,181-45, dated August 24, 2001.

The amount of the account may be paid through the issuance of National Treasury bonds in a value equal to the final amount of the account rectification or with other amounts that PETROBRAS may owe to the federal government, including tax amounts or a combination of the aforementioned options.

2. Analysis of Consolidated Gross Margin

1Q06 x 4Q05

Main Influences

		R$ million

Main Items		Net Revenues	Cost of Goods Sold	Gross Income

. Domestic Market:	- Effect of Volumes Sold	(801)	468	(333)
	- Effect of Prices	(127)		(127)
. Intl. market:	- Effect of Export Volumes	(482)	351	(131)
	- Effect of Export Price	371		371
. Increase Expenses (*):			1,253	1,253
. Increase in Profitability of Distribution Segment		(46)		(46)
. Increase (Decrease) Operations of Commercialization Abroad		(40)	81	41
. Increase (Decrease) in International Sales		(349)	281	(68)
. FX Effect on Controlled Companies Abroad		(265)	(483)	(748)
. Others		(1,013)	435	(578)

		(2,752)	2,386	(366)

(*) Expenses Composition:	Value
- Oil, Gas and Oil Product Imports	831
- Third-Party Services	(56)
- Domestic Government Take	428
- Transportation: Mritime and Pipelines	52
- Salaries, Perquisites and Benefits	86
- Materials, Services and Depreciation	180
- Others	(268)
1253

3. Consolidated Taxes and Obligations

The economic contribution of PETROBRAS to Brazil, measured by generation of taxes, duties and current social contributions, in the 1Q-2006 totaled R$ 45.758 million.

R$ million
		First Quarter
4Q-2005		2006	2005	Δ%
	Economic Contribution - Country
4,248	Value Added Tax (ICMS)	4,085	3,719	10
1,888	CIDE (1)	1,847	1,780	4
2,926	PASEP/COFINS	2,645	2,443	8
2,363	Income Tax & Social Contribution	2,973	2,124	40
407	Others	590	466	27
11,832	Subtotal	12,140	10,532	15
1,021	Economic Contribution - Foreign	843	1,007	(16)
12,853	Total	12,983	11,539	13

(1)	CIDE – CONTRIBUIÇÃO DE INTERVENÇÃO DO DOMÍNIO ECONÔMICO.

4. Payments to Governments

R$ million
		First Quarter
4Q-2005		2006	2005	Δ%
	Country
1,712	Royalties	1,758	1,305	35
2,003	Special Participation	2,000	1,582	26
58	Surface Rental Fees	24	19	26
3,773	Subtotal	3,782	2,906	30
249	Foreign	216	134	61
4,022	Total	3,998	3,040	32

The government take in the country increased 32% in 1Q-2006 over the same period of 2005, reflecting the 46% increase in the reference price for domestic oil, which reached the average price of US$ 50.93 (US$ 34.95 in 1Q-2005, as well as an increase in the produced volumes and Special Participation of the Barracuda and Caratinga fields.

5. Consolidated Reconciliation of Shareholders’ Equity and Net Income

	R$ Million

	Shareholders' Equity	Result
. According to PETROBRAS information as of March 31, 2006	88,113	6,914
. Profit in the sales of products in affiliated inventories	(555)	(555)
. Reversal of profits on inventory in previous years	-	489
. Capitalized interest	(572)	(14)
. Absorption of negative net worth in affiliated companies (*)	(225)	27
. Other eliminations	(574)	(186)

. According to consolidated information as of March 31, 2006	86,187	6,675

* In accordance with CVM Instruction Number 247/96, the losses that are considered to be of a non-permanent type (temporary) on investments evaluated by the equity in results of non-consolidated companies method, whose invested company does not show signs of paralysis or need for financial help from the investor company, should be limited to the value of the controlling company’s investment. Therefore, the losses occasioned by unfunded liabilities (negative net shareholder’s equity) of controlled companies did not affect the results and the net shareholder’s equity of PETROBRAS in 2005, generating a conciliatory item between the Financial Statements of PETROBRAS and the Consolidated Financial Statements.

6. Performance of PETROBRAS shares and ADRs

Nominal Change
		First Quarter

4Q-2005		2006	2005

2.61%	Petrobras ON	12.83%	10.33%
4.38%	Petrobras PN	15.94%	6.18%
-0.31%	ADR- Level III - ON	21.61%	11.06%
0.97%	ADR- Level III - PN	24.05%	6.24%
5.93%	IBOVESPA	13.44%	1.58%
1.41%	DOW JONES	3.66%	-2.59%
2.49%	NASDAQ	6.10%	-8.10%

Book value of a PETROBRAS share on March 31, 2006 reached R$ 20.09.

7. Dividends and Interest Paid on Capital

Dividends in the amount of R$7,017.8 million were proposed and paid for the year 2005. On a per share basis, the dividend represents R$ 1.60 per each ordinary or preferred share. Total dividends were declared and paid on three separate occasions:

1) Interest on Capital of R$2,193.1 million, or R$ 0.50 per each ordinary or preferred share (equivalent to R$2.00 per share prior to the stock split that occurred in September 2005) was approved by the Board of Directors on June 17, 2005 and paid to shareholders on January 05, 2006 to holders of record on June 30, 2005. This amount was adjusted for inflation as of December 31, 2005, in accordance with the SELIC (Special System for Settlement and Custody) rate.

2) Dividends in the amount of R$ 2,193 million, or R$0.50 per each ordinary or preferred share were approved by the Board of Directors on December 16, 2005 and paid on March 22, 2006 to shareholders of record on December 31, 2005.

3) Dividends in the amount of $1,096.5 million, or R$ 0.25 per each ordinary and preferred share were approved at the General Ordinary Meeting on April 03, 2006 and payable on April 3, 2006 to shareholders of record on April 3, 2006. Additionally Interest on Capital in the amount of R$ 1,535 million, or R$0.35 per each ordinary and preferred share, was approved by the General Ordinary Meeting on April 03, 2006 and will be distributed as dividends, payable on April 03, 2006 and based on share holdings at April 03, 2006. The Interest on Capital is subject to withholding at a 15% rate, except for shareholders that are exempt; in accordance with the Law number 9.249/95.

8. Change in Accounting Policy

In the preparation of the earnings statements of the first quarter of 2006, there were no changes in the accounting procedures followed by the Company, in relation to those followed in the prior period, with the exception of those adopted for the scheduled maintenance shut-downs for industrial units and ships.

Until December 2005, the Company followed an accounting policy whereby each month a maintenance provision was registered for industrial units and ships for the prior period by estimating expenses for the programmed shut-down.

Beginning in January 2006, in accordance with Deliberation CVM No. 489/2005 and to Technical Interpretation No. 1/2006 of IBRACON, the Company reversed the reserve balance for programmed shut-downs and adopted the practice of registering the amounts related to the maintenance of industrial units and boats in Property, Plant & Equipment, which includes spare parts, assembly and disassembly services, amongst others.

Such shut-downs occur during scheduled periods, which vary from one to four years and the respective costs are depreciated as a cost of production until the initiation of the next shutdown.

Regarding the change in accounting policy, the reversal of amounts provisioned through of December 31, 2005 for depreciation of a portion of the relevant maintenance costs, capitalization of expenses incurred and accumulated depreciation on these expenses, through December 31, 2005, was made directly to the retained earnings, net of taxes, as a prior period adjustment in the amount of R$ 529 million.

9. Currency Exposure

Currency exposure of the PETROBRAS System is measured as per the following table:

Assets	R$ million

	03.31.2006	12.31.2005

Current Assets	19,147	17,531

Cash and Cash Equivalents	6,741	4,658
Others Current Assets	12,406	12,873

Non-current Assets	3,390	3,009

Fixed Assets	29,371	29,097

Investments	(474)	(272)
Property, Plant & Equipment	29,516	28,777
Others Fixed Assets	329	592

Total Assets	51,908	49,637

Liabilities	R$ million
	03.31.2006	12.31.2005

Current Liabilities	16,714	15,141

Short-term Debt	8,465	7,393
Suppliers	4,418	4,583
Others Current Liabilities	3,831	3,165
Long-term Liabilities	28,257	30,082

Long-term Debt	24,182	28,498
Others Long-term Liabilities	4,075	1,584

Total Liabilities	44,971	45,223

Net Liabilities in Reais	6,937	4,414

(+) Investment Funds - Exchange	10,781	11,469
(-) FINAME Loans - dollar-indexed reais	592	627

Net Assets in Reais	17,126	15,256

Net Assets in Dollar	7,884	6,518

Exchange rate (*)	2.1724	2.3407

(*) Conversion into reais from the U.S. Dollar is done at the selling price at the closing date of the period.

PETROBRAS	Financial Statements

Income Statement – Parent Company

R$ million
		First Quarter
4Q - 2005		2006	2005
39,014	Gross Operating Revenues	37,920	31,355
(9,954)	Sales Deductions	(9,809)	(8,789)

29,060	Net Operating Revenues	28,111	22,566
(15,899)	Cost of Goods Sold	(14,025)	(12,052)

13,161	Gross Profit	14,086	10,514
	Operating Expenses
(1,296)	Sales	(1,163)	(858)
(908)	General & Administrative	(832)	(767)
(1,089)	Cost of Prospecting, Drilling & Lifting	(106)	(186)
(27)	Losses on Recovery of Assets	0	0
(271)	Research & Development	(240)	(193)
(120)	Taxes	(116)	(107)
(519)	Health and Pension Plans	(456)	(456)
(681)	Others	(484)	(1,077)
	Net Financial Expense
1,522	Income	302	473
(522)	Expense	(489)	(579)
2,239	Monetary & Foreign Exchange Correction - Assets	(2,463)	325
(1,985)	Monetary & Foreign Exchange Correction - Liabilities	1,971	(360)

1,254		(679)	(141)
693	Gains from Investment in Subsidiaries	343	916

10,197	Operating Profit	10,353	7,645
15	Non-operating Income (Expense)	(85)	(152)
(1,944)	Income Tax & Social Contribution	(3,354)	(2,386)
(303)	Employee Profit Sharing Plan	-	-

7,965	Net Income (Loss)	6,914	5,107

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Balance Sheet – Parent Company

Assets	R$ million
	03.31.2006	12.31.2005

Current Assets	46,485	44,695

Cash and Cash Equivalents	17,898	17,482
Accounts Receivable	10,562	10,676
Inventories	12,483	10,338
Others	5,542	6,199

Non-current assets	36,504	37,601

Petroleum & Alcohol Account	774	770
Subsidiaries, Controlled Companies and Affiliates	26,950	28,116
Ventures under Negotiation	476	443
Advances to Suppliers	613	684
Advance for Pension Plan Migration	1,241	1,205
Deferred Taxes and Social Contribution	1,231	2,334
Deposits - Legal Matters	1,495	1,444
Antecipated Expenses	995	1,061
Others	2,729	1,544

Fixed assets	75,218	71,717

Investments	20,756	20,367
Property, Plant & Equipment	53,862	50,772
Deferred	600	578

Total Assets	158,207	154,013

Liabilities	R$ million
	03.31.2006	12.31.2005

Current Liabilities	44,115	47,696

Short-term Debt	1,574	1,656
Suppliers	25,307	24,866
Taxes & Social Contribution Payable	8,716	7,292
Dividends	2,644	7,018
Project Finance and Joint Ventures	975	2,422
Pension fund obligations	396	462
Clients Anticipation	1,414	1,055
Others	3,089	2,925

Long-term Liabilities	25,979	25,614

Long-term Debt	5,944	6,409
Subsidiaries & Controlled Companies	1,868	1,925
Pension fund obligations	2,056	1,749
Health Care Benefits	6,795	6,477
Deferred Taxes & Social Contribution	6,596	6,270
Others	2,720	2,784

Shareholders' Equity	88,113	80,703

Capital Stock	33,235	33,235
Reserves	47,964	47,468
Net Income	6,914	-

Total liabilities	158,207	154,013

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Statement of Cash Flow – Parent Company

		R$ million
		First Quarter
4Q - 2005		2006	2005
7,965	Net Income (Loss)	6,914	5,107
(3,203)	(+) Adjustments	1,919	632

992	Depreciation & Amortization	943	902
(1,055)	Oil and Oil Products Supply - Foreign	1,207	1,430
(1,534)	Charges on Financing and Affiliated Companies	1,055	(501)
(692)	Results of Participation in Material Investments	(343)	(916)
(914)	Other Adjustments	(943)	(283)
4,762	(=) Net Cash Generated by Operating Activities	8,833	5,739
6,138	(-) Cash used for Cap.Expend.	(3,841)	(3,224)

2,948	Investment in E&P	(2,947)	(2,163)
2,669	Investment in Refining & Transport	(545)	(594)
(483)	Investment in Gas and Energy	(136)	(412)
217	Structured Projects Net of Advance	(153)	(95)
-	Dividends	171	83
787	Other Investments	(231)	(43)

(1,376)	(=) Free Cash Flow	4,992	2,515
(3,712)	(-) Cash used in Financing Activities	(4,576)	(4,076)

2,336	(=) Cash Generated in the Period	416	(1,561)

15,146	Cash at the Beginning of Period	17,481	11,580
17,482	Cash at the End of Period	17,898	10,019

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Statement of Value Added – Parent Company

	R$ million
	First Quarter
Description	2006	2005
Gross Operating Revenue from Sales & Services	38,104	31,405
Raw Materials Used	(3,622)	(2,807)
Products for Resale	(2,217)	(1,121)
Materials, Energy, Services & Others	(2,577)	(4,543)

Value Added Generated	29,688	22,934

Depreciation & Amortization	(943)	(902)
Participation in Associated Companies	441	1,021
Financial Income Net	(168)	635

Total Distributable Value Added	29,018	23,688

Distribution of Value Added
Personnel
Salaries, Benefits and Charges	2,020	1,624
Government Entities
Taxes, Fees and Contributions	12,954	11,034
Government Participation	3,782	2,906
Deferred Income Tax & Social Contribution	726	538

	17,462	14,478
Financial Institutions and Suppliers
Financial Expenses, Interest, Rent & Freight	2,622	2,479
Financial Expenses, Interest	511	775
Rent & Freight Expenses	2,111	1,704

Shareholders
Net Income	6,914	5,107

	6,914	5,107

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

PETROBRAS

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.